CERTIFICATE of QUALIFIED PERSON

I, Jason Baker, P.Eng., do hereby certify that:

1. I am currently employed as a Mining Engineer by:

   Caracle Creek International Consulting Inc.
   34 King Street East , 9th Floor
   Toronto, Ontario
   Canada
   M5C 2X8

2. I am a graduate of Dalhousie University and received a Bachelor of Engineering degree in Mining Engineering in 2000.

3. I am a:

   - Registered Professional Engineer in the Province of Nova Scotia (APENS No. 9627)
   - Registered Professional Engineer in the Province of British Columbia (APEGBC No. 37720)

4. I have practiced mining engineering and project management for 13 years. I have worked for mining and exploration companies for 13 years and for Caracle Creek International Consulting Inc. for 2 years.

5.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Sections 14 of the technical report titled "Nieves Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31st, 2012 (the "Technical Report").

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

10. I am independent of Quaterra Resources Inc., applying all of the tests in section 1.5 of NI 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 31st day of October, 2012.

"signed" Jason Baker

Signature of Qualified Person


REGISTERED PROFESSIONAL ENGINEER
DATE Oct 31 2012
J. A. Baker
9627
PROVINCE OF NOVA SCOTIA

Jason Baker

Print name of Qualified Person